Room 4561
via fax (847) 627-7317

August 9, 2006

Richard W. Gochnauer
President & CEO
United Stationers, Inc.
2200 East Golf Road
Des Plaines, IL 60016

> **Re:** **United Stationers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006 Filed May 8, 2006 and June 30, 2006, Filed August 7, 2006**
> **Forms 8-K Filed February 17, 2006 and May 5, 2006 and August 3, 2006**

Dear Mr. Gochnauer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows, page 32

1.   We note your use of non-GAAP measures in your 10-K as well as your 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 and the Forms 8-K filed on February 17, 2006, May 5, 2006 and August 3, 2006. Tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the

guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to disclose (1) the manner in which management uses the non-GAAP measure to conduct or evaluate its business and (2) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Note 1. Basis of Presentation

2004 Review of Canadian Subsidiary, page 46

2.   We note in your disclosure that you determined that your Canadian Division incorrectly accounted for certain items during 2003 and 2004 and that during 2004 adjustments totaling $13.2 million were made related to these items. We further note that $6.7 million of these adjustments related to prior periods. Tell us which quarterly and annual periods the $6.7 million adjustment relates to and explain why you did not adjust such periods accordingly. Additionally, please provide a breakdown of the remaining $6.5 million of adjustments by quarter and tell us how you determined whether such adjustments were material to the quarters in which they should have been recorded. Furthermore, explain why your quarterly financial data in Note 19 reflects $5.6 million and $7.6 million of the adjustments being recorded in the third and fourth quarter, respectively of fiscal 2004.

Note 2. Summary of Significant Accounting Policies

Supplier Allowances and Cumulative Effect of a Change in Accounting Principle, page 47

3.   We note that the Company records cash consideration received from vendors related to fixed advertising allowances as a reduction to the cost of inventory. Tell us how you considered paragraph 6 of EITF 02-16 in determining that such allowances should be recorded as a reduction to cost of sales versus a reduction to the cost to sell the vendors products (i.e. warehousing, marketing and administrative expenses).

4.   Explain your process for estimating the amount of supplier allowance and incentives to be received under your variable programs. Describe the systematic and rational process for allocating the consideration to each of the underlying transactions and tell us how you determine that such amount are probable and reasonably estimable. Quantify the amounts recognized for each quarter during the past three fiscal years and tell us if any subsequent adjustments were recorded as a result of the Company not meeting their purchase volume requirements.

Inventories, page 49

5.   We note that the Company records inventory reserves for shrinkage and for obsolete, damaged, defective, and slow-moving inventory. Please tell us the amount of such reserves. Also, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5 (BB), which indicate that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us if the Company has obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet. Disclose in MD&A if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Note 5. Segments, page 55

6.   We note from your disclosures in MD&A that the Company's janitorial/sanitation and foodservice consumable products generate higher pricing margins. Please tell us the gross profit margins of each of the Company's product categories for each of periods presented. Tell us how you considered this information in determining that the Company's segments met the similar economic characteristics criteria of paragraph 17 of SFAS 131 for aggregation. Also, tell us your consideration for including a discussion of the margins for each product type in your MD&A or why you believe such information is not useful to an investor.

Item 9A. Controls and Procedures, page 72

7.   We note your disclosure here and in your Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 regarding the inherent limitations on the effectiveness of controls, including your statement that "a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." This disclosure should be presented prior to your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Additionally, if you continue to include a discussion of the limitations on the effectiveness of controls, your conclusions should state clearly, if true, that your disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and that your principal executive offer and principal financial officer concluded that these controls are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures and internal controls over financial reporting. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at

http://www.sec.gov/rules/final/33-8238.htm. Tell us how you intend to comply with this release.

Forms 10-Q for the quarterly period ended March 31, 2006

Note 3. Share-Based Compensation, page 11

8.   Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all of the disclosures required by paragraphs A240-242 of Statement 123R. For example, we note that you have not included a description of the general terms of the awards under your share-based compensation arrangements and you have not included the methods used to estimate volatility or expected term of such share-based awards. If you determine that you have not provided the required disclosures of this bulletin, tell us how you intend to comply with this bulletin.

Forms 10-Q for the quarterly period ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview and Recent Results

9.   We note that the Company's gross margin was positively impacted by transitioning to a calendar year program for product content syndication and other customer marketing program changes. Explain, in detail, the changes in (a) your product content syndication program and (b) your other customer marketing programs and tell us how these changes impacted your timing of revenue recognition and the related costs. Also, tell us the dollar impact of these changes for each quarter since inception.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202)-551-3406 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief